UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
Intelsat S.A.
(Name of Issuer)
Common Shares, nominal value $0.01 per share
(Title of Class of Securities)
L5140P1011
(CUSIP Number)

November 26, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The Common Shares have no CUSIP number. The applicable CINS number is L5140P101.

CINS No. L5140P101	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SteelMill Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,605,503
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,605,503
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,605,503
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON PN

CINS No. L5140P101	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PointState Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,605,503
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,605,503
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,605,503
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON OO

CINS No. L5140P101	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,605,503
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,605,503
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,605,503
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12	TYPE OF REPORTING PERSON IA, PN

CINS No. L5140P101	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PointState Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,605,503
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,605,503
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,605,503
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON OO

CINS No. L5140P101	Page 6 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,605,503
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,605,503
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,605,503
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12	TYPE OF REPORTING PERSON IN

CINS No. L5140P101	Page 7 of 11

ITEM 1(a)	NAME OF ISSUER

The name of the issuer is Intelsat S.A. (the “Company”).

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

4 rue Albert Borschette
Luxembourg
Grand-Duchy of Luxembourg
L-1246

ITEM 2(a)	NAME OF PERSONS FILING

This statement is filed by:

(i)	SteelMill Master Fund LP, a Cayman Islands exempted limited partnership (“SteelMill”);

(ii)	PointState Holdings LLC, a Delaware limited liability company (“PointState Holdings”), which serves as the general partner to SteelMill;

(iii)	PointState Capital LP, a Delaware limited partnership (“PointState”), which serves as the investment manager to SteelMill;

(iv)	PointState Capital GP LLC, a Delaware limited liability company (“PointState GP”), which serves as the general partner to PointState; and

(v)	Zachary J. Schreiber (“Mr. Schreiber”), an individual, who serves as managing member of PointState GP and PointState Holdings.

SteelMill, PointState Holdings, PointState, PointState GP and Mr. Schreiber are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

ITEM 2(b)	ADDRESS OR PRINCIPAL BUSINESS OFFICE

The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

ITEM 2(c)	CITIZENSHIP

SteelMill is organized under the laws of the Cayman Islands.  PointState Holdings, PointState and PointState GP are organized under the laws of the State of Delaware.  Mr. Schreiber is a citizen of the United States of America.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES

Common Shares, nominal value $0.01 per share (“Common Shares”).

ITEM 2(e)	CUSIP NO.

The Common Shares have no CUSIP number. The applicable CINS number is L5140P101.

CINS No. L5140P101	Page 8 of 11

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) ☐	Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
ITEM 4.	OWNERSHIP

The approximate percentage of Common Shares reported as beneficially owned by each of the Reporting Persons is based on approximately 136,900,000 Common Shares outstanding at September 30, 2018, as reported by the Company in its Report on Form 6-K (File No. 001-35878) filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2018, plus such additional Common Shares as are, for the purposes of this filing, deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

A. SteelMill
(a) Amount beneficially owned: 10,605,503
(b) Percent of class:  7.4%
(c) (i) Sole power to vote or direct the vote:  -0-
(ii) Shared power to vote or direct the vote:   10,605,503
(iii) Sole power to dispose or direct the disposition:  -0-
(iv)  Shared power to dispose or direct the disposition:   10,605,503

B. PointState Holdings
(a) Amount beneficially owned:   10,605,503
(b) Percent of class:  7.4%
(c) (i) Sole power to vote or direct the vote:  -0-
(ii) Shared power to vote or direct the vote:   10,605,503
(iii) Sole power to dispose or direct the disposition:  -0-
(iv)  Shared power to dispose or direct the disposition:   10,605,503

CINS No. L5140P101	Page 9 of 11

C. PointState
(a) Amount beneficially owned:   10,605,503
(b) Percent of class:  7.4%
(c) (i) Sole power to vote or direct the vote:  -0-
(ii) Shared power to vote or direct the vote:   10,605,503
(iii) Sole power to dispose or direct the disposition:  -0-
(iv)  Shared power to dispose or direct the disposition:   10,605,503

D. PointState GP
(a) Amount beneficially owned:   10,605,503
(b) Percent of class:  7.4%
(c) (i) Sole power to vote or direct the vote:  -0-
(ii) Shared power to vote or direct the vote:   10,605,503
(iii) Sole power to dispose or direct the disposition:  -0-
(iv)  Shared power to dispose or direct the disposition:   10,605,503

E. Mr. Schreiber
(a) Amount beneficially owned:  10,605,503
(b) Percent of class:  7.4%
(c) (i) Sole power to vote or direct the vote:  -0-
(ii) Shared power to vote or direct the vote:  10,605,503
(iii) Sole power to dispose or direct the disposition:  -0-
(iv) Shared power to dispose or direct the disposition:  10,605,503

PointState, which serves as the investment manager to SteelMill, and Mr. Schreiber, as managing member of PointState GP and PointState Holdings, may be deemed to beneficially own, within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Common Shares held directly by SteelMill.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

CINS No. L5140P101	Page 10 of 11

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

EXHIBIT INDEX

99.1	Joint Acquisition Statement Pursuant to Rule 13d-1(k), dated November 27, 2018.

CINS No. L5140P101	Page 11 of 11

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2018

STEELMILL MASTER FUND LP

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member of PointState Holdings LLC, the general partner to SteelMill Master Fund LP

POINTSTATE HOLDINGS LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL LP

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member of PointState Capital GP LLC, the general partner to PointState Capital LP

POINTSTATE CAPITAL GP LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber